August 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

Amendments No. 7 to Registration Statement on Form F-4

Filed August 11, 2021

File Nos. 333-253365 and 333-253365-01

Dear Mr. Dougherty:

We are submitting this letter on behalf of Brookfield Infrastructure Corporation (the “Company”) and Brookfield Infrastructure Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to oral comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) discussed in a telephone call on August 12, 2021, relating to Amendment No. 7 to the Registration Statement on Form F-4 (Registration Nos. 333-253365 and 333-253365-01) of the Registrants filed with the Commission on August 11, 2021 (the “Registration Statement”).

The Partnership has evaluated the significance thresholds with respect to Inter Pipeline Ltd. (“IPL”) based on the audited financial statements for the year ended December 31, 2020. The Partnership advises the Staff that the calculations and results of the significance tests with respect to the IPL transaction are as follows:

Securities and Exchange Commission

August 12, 2021

(USD millions)	As reported [A]	BIP’s share(1) [B]	[A] * [B]

Asset test:
Target total assets	10,261	51%	5,233
BIP total assets			61,331

Significance			9%

Investment test:
Total purchase price			7,604
BIP world-wide market value (as of June 30, 2021)(2)			22,702

Significance			33%

Income test (lesser of):

Target net income before taxes after NCI	352	51%	180
BIP net income before taxes after NCI			460

Significance			39%

Target revenue	1,792	51%	914
BIP revenue			8,885

Significance			10%

(1)

It is expected that BIP along with institutional investors will acquire 100% of the target of which BIP is expected to hold a 51% economic interest in the target and a controlling voting interest over the target.

(2)

Redeemable partnership units are exchangeable into limited partnership units on a one-for-one basis, and if exercised, redeemable partnership units would be accretive on significance calculations and therefore the Partnership considers the economic interest in an acquired entity that is attributable to both redeemable partnership units and limited partnership units when assessing significance. As at June 30, 2021, 295.5 million limited partnership units and 121.9 million redeemable partnership units were outstanding.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ David Johansen

cc:	David Krant, Chief Financial Officer

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

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